Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 22, 2003

TECHNIP-COFLEXIP
 (Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FIRST QUARTER 2003 RESULTS
OPERATIONAL HIGHLIGHTS
CORPORATE GOVERNANCE
MERGER WITH COFLEXIP
ANNEX I CONSOLIDATED STATEMENT OF INCOME
ANNEX II CONSOLIDATED BALANCE SHEET
ANNEX III CONSOLIDATED STATEMENT OF CASH FLOWS
ANNEX IV Revenues, EBITDA and EBITA
ANNEX V

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP
Dated: May 22, 2003
	By:	/s/ Olivier Dubois

Olivier Dubois
Senior Executive Vice President Finance and Control

PRESS RELEASE	Paris-La Défense, May 22, 2003

FIRST QUARTER 2003 RESULTS

Income from Operations Up
Increase in Backlog

■ Quarter End Backlog:	€6,091	Million
■ Revenue:	€1,099	Million
■ Income from Operations:	€44	Million
■ Net Income pre-Goodwill:	€23	Million
■ Net Income:	€(3.5)	Million
■ Fully Diluted Adjusted EPS:	€0.79
■ Fully Diluted Adjusted E/ADS:	$0.18

The Board of Directors of Technip-Coflexip (NYSE: TKP and Euronext: 13170) has approved the unaudited consolidated accounts for the first quarter of 2003, established new corporate governance standards, and approved the terms and conditions of the proposed merger between Technip-Coflexip and Coflexip.

Daniel Valot, Chairman and CEO, commented: “Earnings this quarter are broadly in line with our expectations. Compared to the same quarter last year, which was on the low side, our first quarter 2003 figures show a moderate improvement in revenues expressed in euros and a substantial growth in income from operations.

“The weakness of the U.S. dollar and British pound versus the euro has a negative impact on our revenues and earnings, since a significant portion of our activity comes from contracts denominated in these currencies. However, we have been able thus far, principally through cost reductions, to maintain our competitive position, as demonstrated by the increase in new orders awarded to the Group since the beginning of 2003.

“We are particularly pleased to see that the implementation of our strategic goals is now taking shape with the award in April 2003 of the Dalia contracts, for both the FPSO and subsea packages. This first very significant award shows that through the merger of the teams and assets coming from Technip, Coflexip and Aker Deepwater, we have created a world-class engineering and construction player trusted by the most demanding oil companies to execute large integrated projects related to deep offshore developments.

“This contract comes shortly after the award of the GTL contract in Qatar and the Pechiney contract for an aluminium smelter in South Africa, in addition to other major contracts. As a result, our substantial, high quality backlog confirms our belief that in 2003/2004 Technip-Coflexip is entering into a new growth cycle, driven by offshore development, international gas and industrial projects.”

OPERATIONAL HIGHLIGHTS

1.	During the first quarter of 2003, Technip-Coflexip was awarded new orders totaling EUR 1,528 million (EUR 1,115 million for the fourth quarter 2002 and EUR 1,703 million for the first quarter of 2002). Primary wins included:

•	a USD 675 million contract awarded by Oryx GTL Ltd. for the design and construction of a major gas-to-liquids (GTL) complex, to be located in Ras Laffan Industrial City, Qatar;

•	a USD 82 million contract awarded by ConocoPhillips for the subsea tie back of 14 subsea wells to existing platforms in the Block B of the Natuna Sea, Indonesia; and

•	a EUR 60 million contract awarded by Statoil for the installation of the infield flowlines, umbilicals and subsea structures at the Kristin field, offshore Norway.

As of March 31, 2003, the backlog* was EUR 6,091 million (which is equivalent to 16.6 months of revenues), up 5.5% compared to the backlog of EUR 5,776 million registered at the end of 2002. The Offshore Branch backlog of EUR 1,609 million was sequentially off 8.6%. This was mostly due to a decrease in the floater/integrated fixed business segment, as the backlog in the subsea umbilicals, risers and flowlines (SURF) business segment remained unchanged at EUR 1.1 billion. The Onshore/Downstream Branch backlog was up 13.8% to EUR 4,126 million compared to the end of 2002. The Industries backlog as of March 31, 2003 was EUR 356 million, down 8.7% compared to its year end 2002 level. Exchange rates fluctuations since the beginning of the year resulted in a decrease of EUR 154 million in the backlog.

2.	In addition, contracts signed but not yet in force (“pre-backlog” — not included in the backlog total) during the first quarter of 2003 amounted to approximately EUR 700 million. These included the following contracts:

•	a USD 600 million contract (Group share USD 300 million) awarded by Pechiney for the construction of an aluminium smelter in the Republic of South Africa;

•	a EUR 173 million contract (Group share EUR 173 million) awarded by Petrochemical Industries Development Management Company, an affiliate of the National Petrochemical Company of Iran (NPC), for the design and construction of a steamcracker to be built on Kharg Island in the Persian Gulf; and

•	a USD 205 million lump sum turnkey contract (Group share USD 160 million) awarded by Shanghai Secco Petrochemical Company for the design and construction of two polyethylene plants at Caojing, Shanghai, China;

3.	Since the end of the first quarter 2003, main contracts awarded to Technip-Coflexip amount to more than EUR 1.1 billion and include:

•	two major contracts with a combined value of USD 1,220 million (Group share USD 780 million) awarded by Total and its partners for the floating, production, storage, offloading facility (FPSO) and for the SURF package related to the development of the Dalia oil field, offshore Angola; and

•	a USD 566 million lump sum turnkey contract (Group share USD 374 million) awarded by Abu Dhabi Company for Onshore Oil Operations (ADCO) for the North East Bab (NEB) phase 1 project;

As a result, in addition to the backlog registered as of March 31, 2003 (and without taking into account smaller size contracts), the Group has in hand approximately EUR 1.8 billion worth of contracts which should enter into the backlog starting in the second quarter of 2003.

*	The remaining portion of contracts under execution.

Revenues of EUR 1,099 million for the first quarter of 2003, up 2% compared to the first quarter of 2002, were significantly impacted by the weakening of the U.S. dollar and other currencies (by an estimated amount of EUR 116 million) and by the disposal of non-strategic assets in 2002 (by about EUR 15 million).

Growth in revenues was 7.8% in the Offshore Branch and 8.3% in the Industries Branch, while revenues in the Onshore/Downstream Branch were down 4.3% compared to the first quarter of 2002.

Income from operations (EBITA) for the first quarter of 2003 amounted to EUR 44.4 million, up 32% from EUR 33.7 million for the first quarter of 2002. The Group’s EBITA margin for the first quarter of 2003 improved to 4.0% versus 3.1% for the first quarter of 2002.

Most of the margin improvement is due to a reduction in depreciation expenses which were EUR 29.9 million during the period (22% lower than the EUR 38.3 million charged in the first quarter of 2002). Roughly half of this decrease comes from the Group’s asset disposals over the prior 12 month period. The other half comes mainly from the depreciation of the U.S. dollar and British pound.

The EBITA margin in the Offshore Branch was 4.6% in the first quarter of 2003 (versus 2.0% for the first quarter of 2002). Sustained performance in West Africa was balanced by slow activity in the North Sea and Gulf of Mexico. In the accounts of Coflexip (see separate press release), a provision was made to cover foreseeable losses on a deepwater pipe-laying contract in the Gulf of Mexico. This charge had no impact on the Group’s first quarter 2003 consolidated accounts: at the end of 2002 for the evaluation of the Coflexip acquisition goodwill, a provision was included covering various technological risks associated with Coflexip projects awarded prior to its acquisition by Technip.

In the Onshore/Downstream Branch, the EBITA margin was 3.7% in the first quarter (4.7% for the first quarter of 2002). In the Industries Branch, the EBITA margin was 2.9% in the first quarter of 2003 (versus 0.9% for the first quarter of 2002 which was affected by losses on some contracts).

First quarter 2003 net income pre-goodwill amounted to EUR 22.8 million, up 46% compared to EUR 15.6 million during the same period one year earlier. Net income post-goodwill totaled EUR (3.5) million for the first quarter of 2003 compared to EUR (13.3) million for the first quarter of 2002.

Net income adjusted for the purpose of calculating fully diluted EPS amounted to EUR 23.0 million, up from EUR 19.2 million during the same period one year ago. Fully diluted adjusted EPS and E/ADS were EUR 0.79 and USD 0.18, respectively.

First quarter 2003 net income reconciled to U.S. generally applied accounting principles (GAAP) amounted to EUR 14.1 million (unaudited). The main adjustment to reported French GAAP first quarter 2003 net income of EUR (3.5) million is the non-inclusion of goodwill amortization of EUR (26.3) million.

•	During the first quarter of 2003, cash from operations was EUR 63.7 million.

Capital spending reached EUR 24.8 million and was more than offset by:

•	the down payment of EUR 10 million related to the sale of the Group’s headquarters in La Défense (payment in full to be received at the end of 2003); and
•	the first payment of EUR 31.4 million received from Aker toward the acquisition price adjustment of Aker Deepwater.

With the change in working capital amounting to EUR (68.4) million, total net debt as of March 31, 2003 amounted to EUR 506 million, unchanged from December 31, 2002 and more than 50% lower than its first quarter 2002 level (EUR 1,036 million). Gearing at the end of the first quarter of 2003 was 25.2%.

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CORPORATE GOVERNANCE

The Board of Directors appointed Mr. Olivier Appert as a new director, succeeding Mr. Claude Mandil who resigned after being appointed to a new position. The Board also decided to adapt its corporate governance practices to conform to those outlined in the Bouton Report and the Sarbanes-Oxley Act. As a result, the Board adopted a charter defining the rights and duties of directors, as well as a code of conduct for the Board itself and for each of the three following Board committees:

•	The Audit Committee: Daniel Lebègue (Chairman), Miguel Caparros, Roger Milgrim and Pierre Vaillaud;
•	The Strategic Committee: Jacques Deyirmendjian (Chairman), Olivier Appert, Roger Cairns and Pierre Vaillaud; and
•	The Nominations and Compensation Committee: Bruno Weymuller (Chairman), Jean-Pierre Lamoure and Rolf-Erik Rolfsen.

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MERGER WITH COFLEXIP

The Board of Directors unanimously approved the terms and conditions of the merger between Technip-Coflexip and Coflexip. The Board decided that the exchange ratio would be nine Technip-Coflexip shares for eight Coflexip shares, unchanged from the 2001 public offering. As a result of the exchange, approximately 330,000 new shares will be issued, or 1.4% of outstanding shares. The Board also decided to change the Group’s name from Technip-Coflexip to Technip. The Board has convened at meeting of shareholders to be held on July 3, 2003 (second call: July 11, 2003), for the purpose of approving these various decisions.

Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business and business cycles, competitiveness and strategy of the Technip-Coflexip Group. Such statements are based on a number of assumptions, expectations and forecasts that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, armed conflict or political instability in the Persian Gulf or other regions, the strength of competition, interest rate fluctuations, control of costs and expenses, the reduced availability of government-sponsored export financing, the timing and success of anticipated integration synergies and stability in developing countries. For a further description of such risks and uncertainties, see the reports filed by Technip-Coflexip with the Securities and Exchange Commission and the “Commission des Opérations de Bourse.” Technip-Coflexip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

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With a workforce of about 19,000 persons, Technip-Coflexip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

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Press Relations
Sylvie Hallemans	Tel. +33 (0) 1 47 78 34 85
E-mail: shallemans@technip-coflexip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 55 91 88 27
E-mail: cwelton@technip-coflexip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip-coflexip.com

Internet:	www.technip-coflexip.com

ANNEX I

CONSOLIDATED STATEMENT OF INCOME
French GAAP
Unaudited

	First Quarter
Euros in Millions except EPS
E/ADS in US Dollars	2003	2002

Net Sales	1,099.4	1,075.7
Cost of Sales	(1,025.1)	(1,003.7)
Depreciation and Amortization excluding Goodwill	(29.9)	(38.3)

Income from Operations(1)	44.4	33.7

Financial Result	(6.6)	(13.2)
Provision for Redemption Premium on Convertible Bonds	(3.9)	(3.1)
Non-Operating Income (Loss)	3.5	(0.5)
Income Tax	(14.5)	(2.0)
Income of Equity Affiliates	—	0.9
Minority Interests	(0.1)	(0.2)

Net Income pre-Goodwill	22.8	15.6

Goodwill Amortization	(26.3)	(28.9)

Net Income	(3.5)	(13.3)

Net Income for EPS Computation:
Net Income	(3.5)	(13.3)
Less:
Non-Operating Income (Loss)	3.5	(0.5)
Plus:
Goodwill Amortization	26.3	28.9
Convertible Bond Financial Costs (After Tax)	3.7	3.1

Adjusted Net Income(2)	23.0	19.2

Adjusted EPS(3)	0.79	0.68

Adjusted E/ADS(4)	0.18	0.16

(1)	Income from operations, or earnings before interest, taxes and goodwill amortization (EBITA), is used for informational purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP.

(2)	Adjusted net income is calculated for information purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its net income and those of its peers who may use different accounting standards, such as US GAAP (which, contrary to French GAAP, do not allow the amortization of goodwill). Furthermore, the Group is currently accruing on a quarterly basis the cost of the redemption premium associated with the possibility that convertible bonds due in January 2007 would not be redeemed for ordinary shares. However, the amount of fully diluted shares includes those shares that would be issued in the event that all outstanding convertible bonds would be redeemed for shares. In such an event, the redemption premium would not be paid, and therefore the associated post tax amount is accordingly added back. Non-operating income (loss) is excluded.

(3)	Number of fully diluted shares as of March 31, 2003: 28,932,375

(4)	E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.0900 as of March 31, 2003. One ADS is equal to one-fourth of an ordinary share.

ANNEX II

CONSOLIDATED BALANCE SHEET
French GAAP
Unaudited

	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
Euros in Millions	2003	2002*	2002	2002*

Assets
Non-Current Assets	3,324	3,518	3,552	3,659
Contracts in Progress, Inventories & Deferred Bid Costs, net	5,337	4,977	5,660	5,499
Premium for Redemption of Convertible Bonds	67	74	81	86
Receivables & Other Current Assets, net	1,455	1,296	1,224	1,149
Cash & Cash Equivalents	726	741	731	702

Total Assets	10,909	10,606	11,249	11,095

Liabilities & Shareholders’ Equity
Shareholders’ Equity	2,007	2,026	2,020	2,084
Minority Interests	12	16	32	20
Financial Debt	1,232	1,247	1,383	1,623
Premium for Redemption of Convertible Bonds	88	90	93	93
Progress Payments on Contracts	5,751	5,420	6,020	5,533
Accrued Liabilities	323	329	337	309
Other Liabilities	1,497	1,478	1,363	1,433

Total Liabilities & Shareholders’ Equity	10,909	10,606	11,249	11,095

*	Audited

Changes in Shareholders Equity — First Quarter 2003
Euros in Millions

Shareholders’ Equity as of December 31, 2002	2,026.3
Net Income of the first quarter of 2003	(3.5)
Foreign Exchange Translation Adjustment	(16.2)

Shareholders’ Equity as of March 31, 2003	2,006.6

Foreign Exchange Conversion Rates vs. Euro

	Statement of Income			Balance Sheet

	Mar 31 2003	Dec 31 2002	Mar 31 2002	Mar 31 2003	Dec 31 2002	Mar 31 2002

USD	1.07	0.95	0.87	1.09	1.05	0.87
GBP	0.67	0.63	0.61	0.69	0.65	0.61

ANNEX III

CONSOLIDATED STATEMENT OF CASH FLOWS
FIRST QUARTER 2003
Euros in Millions
Unaudited

Net Income	(3.5)
Depreciation of Property, Plants & Equipment	29.9
Goodwill Amortization	26.3
Provision for Redemption Premium on Convertible Bonds	3.9
Net Loss (Gain) on the Disposal of Fixed Assets	(3.1)
Deferred Income Tax	10.1
Minority Interests	0.1

Cash from Operations	63.7
Change in Working Capital	(68.4)
Net Cash Provided by (Used in) Operating Activities		(4.7)
Capital Expenditures	(24.8)
Disposal of Assets	10.2
Aker Deepwater acquisition price adjustment	31.4
Net Cash Provided by (Used in) Investment Activities		16.8
Increase (Decrease) in Short Term Debt	6.2
Increase (Decrease) in Long Term Debt	(20.2)
Net Cash Provided by (Used in) Financing Activities		(14.0)
Foreign Exchange Translation Adjustment		(13.1)

Net Increase (Decrease) in Cash and Cash Equivalents		(15.0)

Cash and Cash Equivalents as of December 31, 2002		741.1
Cash and Cash Equivalents as of March 31, 2003		726.1

		(15.0)

ANNEX IV

Euros in millions
Unaudited

Revenues, EBITDA and EBITA

	1st Quarter

	Revenues			EBITDA			EBITA

Business Branch	2003	2002	Change	2003	2002	Change	2003	2002	Change

Offshore	523.7	485.7	7.8%	48.9	43.1	13.5%	23.9	9.6		n.s.
Onshore/Downstream	480.4	502.0	-4.3%	22.0	27.4	-19.7%	17.7	23.4	-	24.4%
Industries	95.3	88.0	8.3%	3.4	1.5	n.s.	2.8	0.7		n.s.

Total	1,099.4	1,075.7	2.2%	74.3	72.0	3.2%	44.4	33.7		31.8%

Revenues by Region

	1st Quarter

	2003	2002	Change

Europe, Russia, Central Asia	253.7	263.6	-3.8%
Africa, Middle-East	470.0	318.3	47.7%
Asia Pacific	80.0	165.9	-51.8%
Americas	295.7	327.9	-9.8%

Total	1,099.4	1,075.7	2.2%

Order Intake

	First Quarter

By Business Branch	2003	2002	Change

Offshore	525	491	6.9%
Onshore/Downstream	941	1,155	-18.5%
Industries	62	57	8.8%

Total	1,528	1,703	-10.3%

Backlog

	As of	As of	Percent
By Business Branch	Mar. 31, 2003	Dec. 31, 2002	Change

Offshore	1,609	1,761	-8.6%
Onshore/Downstream	4,126	3,625	13.8%
Industries	356	390	-8.7%

Total	6,091	5,776	5.5%

ANNEX V

Euros in millions
(unaudited)

Backlog

Scheduling as of		Onshore/
Mar. 31, 2003	Offshore	Downstream	Industries	Total

For 2003	1,139	1,616	216	2,971
For 2004	335	1,472	120	1,927
For 2005 and Beyond	135	1,038	20	1,192

Total	1,609	4,126	356	6,091

Net Debt

	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Euros in millions	2002	2002	2002	2002	2002

Marketable Securities	327	99	98	142	120
Cash	399	642	633	560	516

Cash & Cash Equivalents (A)	726	741	731	702	636

Short Term Debt	306	301	273	472	417
Long Term Debt	926	946	1,110	1,151	1,255

Gross Debt (B)	1,232	1,247	1,383	1,623	1,672

Net Debt* (B — A)	506	506	652	921	1,036

*	Does not include the reimbursement premium on the convertible bonds issued in the first quarter of 2002.